October 20, 2023

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporate Finance

100 F Street, N.E.

Washington, D.C. 20549

Re: American Battery Technology Company - Withdrawal and Resubmission of Acceleration Request

Registration Statement on Form S-3 (File No. 333-274524)

Ladies and Gentlemen:

Reference is made to (i) Amendment No. 1 to Registration Statement on Form S-3 (File No. 333-274524) (the “Registration Statement”) of American Battery Technology Company (the “Company”) and (ii) our letter to you dated October 20, 2023 (the “Prior Acceleration Request”) in which we requested to accelerate the effective date of the Registration Statement to October 23, 2023. We hereby withdraw our Prior Acceleration Request. Pursuant to Rule 461 under the Securities Act of 1933, as amended, and the rules and regulations promulgated thereunder, the Company respectfully requests that the effective date for the Registration Statement be accelerated so that the Registration Statement will be declared effective at 9:00 a.m. Eastern Time on October 24, 2023, or as soon thereafter as is practicable.

Should you have any questions regarding the Registration Statement, please contact Amy Bowler at (303) 290-1086.

Very truly yours,

American Battery Technology Company

/s/ Ryan Melsert
Name:	Ryan Melsert
Title:	Chief Executive Officer

cc: Amy Bowler, Esq.